Exhibit 10.19
DEVELOPMENT AND SUPPLY AGREEMENT
made by and between
Force Dimension, a Limited Liability Company organized under the laws of Switzerland, PSE-C, CH-1015 Lausanne, Switzerland,
(hereinafter referred to as FD)
and
Hansen Medical, a US corporation with headquarters located at 380 North Bernardo Avenue, Mountain View, CA 94043-5207,
(hereinafter referred to as Hansen).
Whereas:
FD holds a license for force feedback applications using DELTA technology and registered patents. FD has proprietary rights, specifically know how, in force feedback applications.
FD already developed products for such applications.
Hansen is a manufacturer of steerable instruments and accessories for medical surgery applications.
Hansen wants FD to modify its existing products to Hansen’s specific requirements and then supply to Hansen the products resulting from such modification for integration into and sale as part of Hansen’s systems.
Now, therefore, in consideration thereof, the parties have agreed as follows:
1.	Product Development for Hansen Product

1.1	Three phases of customization/development interaction between FD and Hansen are anticipated, culminating with a Master Device customized for Hansen which is ready for mass production. Details of the three phases and compensation related thereto are outlined in Exhibit A of this Agreement. FD shall use best efforts to conduct the customization and development work needed to complete the Master Device according to Hansen’s specifications and the tasks outlined in Exhibit A.

1.2	During and after the customization/development interaction between FD and Hansen, regulatory bodies such as the Food and Drug Administration (“FDA”) in the U.S., or other similar regulatory bodies in other countries or market regions, may request from Hansen detailed documentation regarding software, hardware, functionality, verification/validation, quality assurance, and other subjects customary to the medical device/procedure approval process. FD hereby agrees to assist, to the best of its ability notwithstanding confidentiality issues, Hansen as Hansen responds to such requests by providing such documentation pertinent to the aspects of Hansen systems involving the Master Device or FD.
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2.	Manufacturing and Supply

2.1	Manufacturing shall be made by FD’s contractors under FD’s responsibility. FD will certify and maintain, to Hansen’s satisfaction, a second source in each critical delivery aspect for Hansen’s risk management purposes. Further, FD will provide Hansen with ongoing training and information transfer regarding the manufacture of Hansen-related products and the supply chain sufficient, to Hansen’s satisfaction, to enable Hansen to take over, without significant interruption, manufacturing of the Master Device or the position of FD should FD fail to meet its obligations under this Agreement.

Regarding quality control, standard ISO 9001 shall be observed by these contractors, mainly regarding traceability. Formal certification to such an ISO standard is, however, not required.

Manufacturing audits may be performed by Hansen at Hansen’s sole discretion and charge. FD shall permit Hansen access to all facilities and documents relating to manufacture of the Master Devices and other Hansen-related products, as part of such audits, and shall make available to Hansen all key employees and SOPs and all related manufacturing documentation.

2.2	Orders shall be placed in writing by Hansen for defined quantities of products, specifying the requested delivery dates for the ordered products. FD shall confirm acceptance of the order within fourteen (14) days, in writing. FD shall supply the products meeting specifications, pursuant to such orders, and shall use best efforts to meet the requested delivery dates, including planning regarding motor and other purchased component availability, and hereby commits to not exceed maximum turnaround times (from order confirmation to arrival at Hansen) as scheduled below:

Order quantity	Maximum Turnaround Time from Order date for Complete Order
1	motor and other purchased component availability + 4 weeks; no later than 6 months.
5	motor and other purchased component availability + 4 weeks; no later than 6 months.
20	motor and other purchased component availability + 5 weeks; no later than 6 months.
50	motor and other purchased component availability + 6 weeks; no later than 6 months.
200	motor and other purchased component availability + 14 weeks; no later than 6 months.
500	motor and other purchased component availability + 26 weeks; no later than 6 months.
FD shall work openly and strategically with Hansen to plan for motor, other purchased component, labor, or any other shortfalls to provide the best available turnaround times to Hansen. For example, to guarantee availability of motors for an anticipated upcoming order, FD may advise Hansen that motor availability is rather tight on the world market at a given period of time, and Hansen may, for example, react to such information by preapproving the purchase of a large batch of motors to be inventoried and reserved for Hansen devices at the FD facilities.

2.3	Pricing (CIF Hansen’s plant in Mountain View, California; prices not accounting for any local taxes in the US, for which Hansen shall be responsible) shall be as follows:

Order quantity	Price/unit in US$
1	13,800.00
5	11,200.00
20	8,900.00
50	7,700.00
200	6,400.00
500	5,500.00
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2.4	Payment conditions: 50% due upon receipt of FD’s confirmation of order by Hansen, the other 50% due upon acceptance by Hansen of the delivered products that meet specifications. Hansen shall be deemed to have accepted if the delivered products are not rejected, based on failure to conform within specifications or other appropriate reason, within thirty (30) days of delivery.

2.5	Should the US$/CHF exchange rate vary by more than 10%, prices shall be adjusted accordingly. Such adjustments shall take place every six months (June 30, December 31). The actual exchange rate at the date of execution of this Agreement is CHF 1.22 for 1.00 US$.

2.6	Orders, notices, confirmations, and other communications shall be directed to the following persons (both parties will use best efforts to update each other with regard to changes in personnel or contact information):

Force Dimension: Sebastien Grange, granae@forcedimension.com, telephone: +41 21 693 1911; facsimile: +41 21 693 1910; mailing address: PSE-C, CH-1015 Lausanne, Switzerland.

Hansen Medical: Toby King, VP of Engineering; tking@hansenmedical.com; telephone: +1 650 404 5885; facsimile: +1 650 404 5900; mailing address: 380 North Bernardo Ave, Mountain View, CA 94043-5207, USA.

Neither party will be deemed on notice of a communication without best efforts attempt to communicate directly with these personnel.

2.7	Should FD fail to meet a scheduled delivery date for Hansen orders of products conforming to specifications by more than seven (7) days two times in any fourteen (14) month period, then Hansen may treat such failure as a material breach. As one of Hansen’s remedies for any material breach of this Agreement by FD (without limitation) Hansen may proceed under this Agreement with full approval and license from FD for Hansen to take the role of FD in the full manufacturing (including contracting and subcontracting) process to manufacture the products utilizing escrowed manufacturing/technical specifications and information (the “FD Information”), as outlined in Exhibit A. If Hansen elects such remedy, Hansen shall pay to FD a fixed royalty of 600 CHF (approximately $450 U.S. at the date of execution of this Agreement) per Master Device manufactured by Hansen using such FD Information and sold accompanying a Hansen system. The same option to manufacture applies if FD elects to discontinue the production of these products. FD may not discontinue manufacturing and supplying such products unless FD provides Hansen with at least six (6) months written notice in advance of such a discontinuance decision, and if such decision is made, FD shall continue to supply Hansen with all products ordered with a delivery date prior to the end of such six (6) month notice period and shall immediately provide Hansen full disclosure of all the FD Information and all related manufacturing SOPs, designs and documents and is deemed automatically to grant Hansen the license and authority to manufacture such products under all applicable intellectual property owned, licensed to, or controlled by FD. FD hereby represents that it has and will maintain the right to make such a grant to Hansen.

2.8	Warranty against defects: FD hereby warrants that the Master Devices and all other Hansen-related products supplied to Hansen by FD hereunder shall conform with the requirements set forth in Exhibit A hereto and all other specifications established by Hansen. FD shall replace or repair, at FD’s discretion, all products that do not conform to such requirements and/or specifications or are otherwise defective products, provided that notice of such failure to conform or defects is provided by Hansen no later than one year after delivery of the applicable product to Hansen. Cost of dismantling and reinstalling the product in the robot shall be at Hansen’s charge, as well as the shipping cost to FD’s offices. Repairs or replacement of the defective products and shipping back to Hansen shall be at FD’s charge.
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2.9	Hansen shall use reasonable efforts to implement software that will be able to detect any failure, breakdown, defect or non performance of the Master Device or other Hansen-related products supplied by FD in order to prevent potential damages that may be caused by such problems in the FD-supplied products. FD will use best efforts to collaborate with Hansen in an ongoing fashion to provide software and hardware testing/detection “handles” and interfaces to facilitate Hansen’s monitoring of the FD-supplied technology. Hansen shall hold harmless and indemnify FD against any and all claims and damages (including attorney’s fees) that FD may suffer as a result of product liability claims brought by third parties against FD based on use of the Master Device by Hansen’s customers and end users, but excluding any such claims that are based on product defects caused by FD’s (or its contractor’s) manufacturing.

2.10	FD shall hold harmless and indemnify Hansen against any damages (including attorney’s fees) that Hansen may suffer as a result of any claims, actions, proceedings or suits brought by a 3rd party based on (a) an infringement claim regarding the technology supplied by FD, or (b) defects in a product which defects were caused by FD’s (or its contractor’s) manufacturing . FD does not agree, however, to hold Hansen harmless against damages resulting from 3rd party infringement claims regarding Hansen’s particular application of the technology provided by FD. Certain utilizations of FD’s products in certain applications, program modes, or hardware configurations not standard to FD (i.e., a specialized OEM design created specifically at Hansen’s request) may infringe existing patents that FD is not aware of on the date of execution of this Agreement. Hansen declares to be informed of that risk and understands that FD does not offer any guarantee for this risk and its consequences which will be at Hansen’s charge, if they eventually materialize.

2.11	If Hansen develops or invents new technology directly relating to the immediate structure or function of FD’s products pursuant to the work conducted under this Agreement, Hansen shall grant to FD a free non-exclusive license to use such technology solely for force feedback applications other than those specific to the following Field of Use: steerable medical device systems, devices, and related procedures, with a specific exception for robotically-oriented needle systems which are not actively deformable and medical systems which are not used inside the human body. To be clear, the non-exclusive license is intended to cover, for example, Hansen improvements to the Master Device workspace, or perhaps Hansen improvements to the Master Device motor or gear ratio setup — but not improvements considered to be outside of the scope of the immediate structure or function of FD’s products, such as Hansen applications of the Master Device in surgical procedures or any of the related Hansen hardware or software.

2.12	For three (3) years subsequent the effective date of this Agreement, or four (4) years after the effective date of this Agreement should Hansen place orders for fifty (50) or more Master Devices during the third year subsequent to the effective date of this Agreement which are to be delivered during the fourth year subsequent to the effective date of this Agreement, FD shall not collaborate with or license its technology to any other company for use in the Field of Use defined above, and Hansen shall not collaborate with any other company in the field of haptic master input devices for force feedback applications.

2.13	Manufacturing Option and License. Hansen shall have the right, at Hansen’s sole discretion, to manufacture (or have manufactured on its behalf) and supply to its customers and end users a portion, or all, of the Master Devices previously supplied by FD. FD hereby grants to Hansen a nonexclusive license under all intellectual property owned, licensed to, or controlled by FD to conduct such manufacturing, according to the most recent specifications under which FD has manufactured Master Devices for Hansen, and use and sell the products made thereby. FD hereby represents that it has and will maintain the right to make such a grant to Hansen. Hansen shall pay FD a royalty equal to 2,000.00 CHF on each Master Device manufactured by Hansen
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pursuant to exercise of using such license and sold accompanying a Hansen system. If Hansen requires technical assistance relating to facilitate such manufacturing, including but not limited to transfer of and training regarding know-how, software code, test equipment and protocol, manufacturing plans/drawings, etc., FD will use best efforts to provide Hansen all needed technical and intellectual property transfer and assistance, and Hansen will compensate FD at a commercially reasonable rate negotiated in good faith for the actual effort and expense in providing such assistance.

3.	Term and Termination

3.1	Hansen shall have the right to terminate the Agreement at any time and for any reason on thirty (30) days written notice. If Hansen terminates the Agreement, Hansen will remain obligated to pay FD for any amounts of products supplied by FD (pursuant to Section 2.3) and shall remain obligated to accept and pay for any such products on order by Hansen, provided that such obligation will apply only to products for which manufacturing production has already started based on such orders as of the time of such notice of termination, and FD shall not initiate any further manufacturing other than to complete such products in process. Hansen shall have the right to terminate the Agreement if FD commits a material breach of its obligations under the Agreement, and does not cure such breach within ninety (90) days of written notice of such breach by Hansen, and in case of such termination by Hansen, Hansen may proceed under Section 2.7 as one of its remedies.

3.2	FD shall have the right to terminate the Agreement if Hansen commits a material breach of its material obligations under the Agreement, and does not cure, or initiate and continue reasonable efforts to cure, such breaches within ninety (90) days of written notice of such breaches by FD.

4.	Applicable Law and Arbitration

4.1	This agreement is governed by the Laws of Switzerland, excluding the Vienna Convention of March 1st, 1991 for the international sale of goods.

4.2	In case of dispute between the parties regarding the execution or the interpretation of this agreement, this dispute shall be settled by one or more arbitrators in accordance with the Rules for Arbitration of the International Chamber of Commerce. The place of arbitration shall be in London, England and the arbitration language shall be the English language. The arbitration award shall be final and binding upon the parties.

5.	Other

5.1	Assignment. Hansen may assign the Agreement to its successor in interest pursuant to a merger, acquisition or sale of all or substantially all of its assets or similar transaction. FD may assign the Agreement to its successor in interest pursuant to a merger, acquisition or sale of all or substantially all of its assets or similar transaction, but in such event Hansen shall have a right of first refusal to purchase the assets that relate to the Master Device.

5.2	Confidentiality. Both FD and Hansen agree to maintain secret and confidential all information obtained from each other pursuant to this Agreement and prior to and in contemplation of it, to use such information solely and exclusively for performing activities and obligations within the scope of this Agreement, and to disclose the same only to those of its employees and contractors pursuant to this Agreement (if any) to whom and to such extent that such disclosure is reasonably necessary for performing such activities and obligations, and provided that such employees and
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contractors are contractually obligated to maintain such information as confidential and not to use such information for any other purpose. The obligations contained in this clause will not extend to any information that FD or Hansen can show by written evidence:
(a)	is at present publicly known or hereafter becomes publicly known through no fault of the receiving party or its employees; or

(b)	properly and lawfully becomes available to the receiving party from other sources without any obligations of secrecy.
5.3	Survival. Sections 2.7, 2.8, 2.9, 2.10, 2.11, 2.13 (but only if the Agreement has not been terminated by FD due to Hansen’s uncured material breach), 5.2 and 5.3 shall survive the termination of the Agreement.

5.4	Execution. This Agreement may be executed in multiple counterparts, each of which will be considered an original, but all of which together will constitute one and the same instrument. The Parties agree that each may execute a counterpart and exchange signature pages by facsimile. and such exchange shall constitute execution and delivery of the complete. final Agreement, and the Parties shall then exchange fully signed paper versions of the Agreement.
Agreed in
Lausanne on November 10, 2004
Force Dimension Sárl

/s/ Patrick Helmer	/s/ Patrice Rouiller

Patrick Helmer	Patrice Rouiller

Mountain View on November 9, 2004

Hansen Medical, Inc.

/s/ Toby King
Toby King, VP, Engineering
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EXHIBIT A – CUSTOMIZATION/DEVELOPMENT PLAN
PHASE I – (4th quarter – 2004)
•	Hansen and FD execute a Development and Supply Agreement.

•	First payment to FD, $10,000 US to be applied toward expedition of the design and delivery of five (5) Development Devices, is due within ten (10) days of execution of the Agreement. This amount assumes a total cost of $20,000 US split between FD and Hansen for Phase I.

•	Any savings in cost below planned amounts shall be shared equally (i.e., should the Phase I REQUIRED modifications cost only $15,000 US, Hansen will be reimbursed $2,500 or have the option to apply this amount as a credit to other sums owed to FD).

•	Sharing of any overages (above the preapproved sharing of $20,000 US in Phase I, for example) must be preapproved in writing by Hansen for any additional amount above the planned sum to become payable to FD.

•	FD shall develop the REQUIRED modifications specified by Hansen (please refer to Table 1 of this Exhibit) within five (5) weeks of execution of the Agreement.

•	Subsequent to delivery and demonstration of the REQUIRED modifications to Hansen’s

•	satisfaction, Hansen shall order five Development Devices at a price of $11,200 each.

•	Six (6) weeks subsequent to Hansen’s ordering of the Development Devices, FD shall provide the five Development Devices as well as electronics boards and software tools for the five Development Devices sufficient to enable Hansen to operate such devices for their intended purpose during the development stage of Hansen’s product.

•	Summary time schedule on FD side :

Development of REQUIRED modifications:	5 weeks

Manufacturing of Development Devices with REQUIRED modifications:	5 weeks

Shipping of Development Devices with REQUIRED modifications:	I week
PHASE II – (1st quarter – 2005)
•	FD shall use best efforts in providing support to Hansen for software development and integration of the Development Device and subsequent iterations into the Hansen operator console.

•	by March 31, 2005, Hansen shall submit to FD a written request for ADDITIONAL-REQUIRED modifications. Within one (1) week of such submittal, FD shall provide a good faith estimate of time and materials costs and scheduling, using best efforts, to complete and deliver such ADDITIONAL-REQUIRED modifications. The intended plan is to split costs 50/50 — but no plan will be approved and no amounts will be payable until FD and Hansen
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have mutually agreed to a preapproved budget for the ADDITIONAL-REQUIRED modifications in writing. The provisions listed above regarding cost savings sharing and overage sharing shall apply.

•	Subsequent to mutual agreement regarding the schedule and cost of the ADDITIONAL-REQUIRED modifications, FD shall develop and deliver such modifications per the agreed schedule, in the form of upgrades to the five Development Devices.

•	Hansen and FD shall define together a protocol for quality assurance (generally comprising a series of tests and related documentation, as would be customary for a surgical input device wherein the importance of accuracy, reliability, and fault detection are paramount).

•	Hansen and FD shall discuss proceeding with the OPTIONAL modifications outlined in Table 2 of this Exhibit At Hansen’s option, Hansen shall direct FD to proceed with development and delivery of such OPTIONAL modifications, and FD shall use best efforts to complete and deliver such modifications as soon as possible in the form of upgrades to the five Development Devices per a mutually agreed schedule.
PHASE III –(2nd quarter – 2005)
•	FD and Hansen shall mutually schedule a training course at the Hansen offices to review assembly/disassembly and maintenance of the most current Development Devices.

•	The customized device for Hansen is ready for production. Manufacturing plans and documents of sufficient detail to enable a skilled manufacturer to proceed with manufacturing devices for Hansen without delay, as mutually agreed upon inspection of such plans by FD and Hansen, (“FD Information”) are placed in a mutually acceptable escrow location at the expense of Hansen, to be accessible by Hansen under certain conditions set forth in this Agreement.

•	Second payment to FD becomes payable subsequent to escrow of the mutually accepted production plans.
o	One-time payment of $3,000 US if only the REQUIRED modifications are realized at the time of escrow (see Table 1 below).

o	One-time payment of $10,000 US if both the REQUIRED and OPTIONAL modifications are realized at the time of escrow (workspace modification – see Tables 1 and 2 below).

o	The provisions listed above regarding cost savings sharing and overage sharing shall apply.
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